TRC COMPANIES, INC.

21 Griffin Road North

Windsor, CT  06095

860-298-9692 (Phone)

860-298-6323 (Fax)

January 7, 2011

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             TRC Companies, Inc.

Registration Statement on Form S-3

Filed on December 1, 2010

File No. 333-170909

Dear Mr. Ingram:

We are in receipt of your letter dated December 15, 2010, which contains comments regarding our Registration Statement on Form S-3 and exhibits thereto.  Listed below are specific responses to each of your numbered comments.

General

1.                                      We note that you have an outstanding registration statement on Form S-3 (file no. 333-159685).  In the interest of simplified disclosure, please consider the application of Securities Act Rule 429.  You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings.  Absent the use of Rule 429, please revise your prospectus cover page to reference concisely your concurrent offerings.

Response:                In response to the Staff’s comment we have revised the prospectus cover page to reference concisely the concurrent offerings.  Specifically, the cover page now includes the following statement:

“We currently have another outstanding registration statement on Form S-3 (file No. 333-159685), related to the resale of up to 2,162,162 shares of common stock issued pursuant to a February 2006 private placement of common stock.”

2.                                      We note your disclosure on page 2 that on December 1, 2010, each share of the Series A Convertible Preferred Stock automatically converted to one thousand shares of common stock. However, we note your disclosure on the prospectus cover page that the common stock you are registering for resale is “issuable to the selling shareholders upon the conversion of shares of Series A Convertible Preferred Stock.”  Please revise your registration statement to clarify whether the shares of common stock you are registering have already been issued and are therefore outstanding, or if the common stock will be issued at a future date. To the extent the common stock has not already been issued, please revise your registration statement accordingly, including the legal opinion filed as Exhibit 5.1 which states that the shares of common stock being registered are “duly and validly issued.”

Response:                In response to the Staff’s comment, we have revised the page 2 disclosure in the registration statement to clarify that the shares being registered were issued upon the prior automatic conversion of the Series A Convertible Preferred Stock.  Specifically the disclosure now reads as follows:

“The above shares were issued to the selling shareholders upon the conversion of shares of Series A Convertible Preferred Stock that were previously issued by us to the selling stockholders in a private placement on June 1, 2009.”

The Selling Stockholders, page 8

3.                                      Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates, and state the amount of securities owned by each selling stockholder prior to the offering. See Item 507 of Regulation S-K.

Response:                In response to the Staff’s comments we have revised the introductory paragraphs of The Selling Stockholders section and our related footnote disclosures to comply with Item 507 of Regulation S-K.  Specifically we have: (i) identified Mr. Jepsen as a former director of the Company, having served from 1989 through February 2008; (ii) indicated that TRC director Stephen Duff is Chief Investment Officer of The Clark Estates, an affiliate of Federal Partners; and (iii) noted that Peter Kellogg is our largest shareholder.

4.                                      We note that in the selling stockholders table it appears that the selling stockholders are offering fewer shares of common stock in the offering than they own prior to the offering, yet the disclosure in the “Common Stock to be Owned After Offering(s)” column suggests that the selling stockholders may offer all of the shares of common stock they currently own as part of this offering.  Please revise to clarify this discrepancy.

Response:                In response to the Staff’s comments we have revised the table as well as added language to the preceding paragraph to clarify the shares to potentially be sold pursuant to the offering.  Specifically the paragraph preceding the table now includes the following revised sentence:

“The third column of this table is based on the assumption that the selling stockholders will offer for sale all of their shares of common stock which they received upon conversion of the Series A Convertible Preferred Stock.”

5.                                      Please disclose by name the natural person(s) who exercise voting and dispositive power with respect to the shares to be offered for resale by Federal Partners, L.P., Bermuda Partners, and IAT Reinsurance Company. Please refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Response:                In response to the Staff’s comments we have revised the Selling Stockholders table footnote disclosures to reflect the following:

Federal Partners, L.P. - is an affiliate of The Clark Estates, Inc., a company for which TRC director Stephen M. Duff serves as Chief Investment Officer.  Mr. Duff has voting and dispositive power with respect to the shares being offered.

Bermuda Partners and IAT Reinsurance Company - Peter R. Kellogg has voting and dispositive power with respect to the shares being offered.

6.                                      With regard to Federal Partners, L.P., Bermuda Partners, and IAT Reinsurance Company, please tell us whether any of these stockholders are broker-dealers or affiliates of a broker-dealer.

•                 For each of the aforementioned stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

•                 For each of the aforementioned stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:                In response to the Staff’s comments we have revised the language in the Selling Stockholders section to include the following:

“None of the selling shareholders are broker-dealers or affiliates of broker-dealers.”

Undertakings, page 15

7.                                      We note that you have included the note in item 512(A) beginning with “Provided, however…” that applies either if the registration statement is on Form S-8 or is for an offering of asset-backed securities.  As neither of these scenarios is applicable to your offering, and such notes in Item 512 should not be included as part of your undertakings, please delete this note from your undertakings.

Response:                In response to the Staff’s comments we have deleted the aforementioned note from our undertakings disclosures.

8.                                      We note that you do not include the undertakings set forth in Item 512(a)(5).  It appears, however, that Rule 430C of Regulation C is applicable, and that the Rule 512(a)(5)(ii) undertakings should be included in your registration statement.  Please revise accordingly.

Response:                In response to the Staff’s comments we have revised the undertakings to include the Rule 512(a)(5)(ii) undertakings.  Specifically we have added the following:

“That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                        Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

If you have any further questions regarding our responses to your comments, do not hesitate to call me at my office at 978.656.3614, on my cell phone at 978.995.2021 or by e-mail at tbennet@trcsolutions.com

Very truly yours,

/s/ Thomas W. Bennet
Thomas W. Bennet
Senior Vice President and Chief Financial Officer